SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

BIT Mining limited

(Name of Issuer)

Class A Ordinary Shares, $0.00005 par value per share

(Title of Class of Securities)

338829R100

(CUSIP Number)

November 22, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 338829R100	13G	Page 2 of 5 Pages

1	Name of Reporting Person I.R.S. IDENTIFICATION No. (Entities Only) Tsinghua Unigroup International Co., Ltd. (in Liquidation)
2	Check the appropriate box if a member of a group	(a) ☐ (b) ☒
3	SEC use only
4	Citizenship or Place of Organization	BVI

Number OF Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power	0)
	6	Shared Voting Power	0
	7	Sole Dispositive Power	0)
	8	Shared Dispositive Power	0

9	Aggregate Amount Beneficially Owned by each Reporting Person	0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☒
11	Percent of Class Represented by Amount in Row (9)	0%(1)
12	Type of Reporting Person	CO

(1) Based on 1,111,232,210 shares outstanding on June 30, 2023, based on the Form 6-K filed August 18, 2023.

CUSIP No. 338829R100	13G	Page 3 of 5 Pages

Item 1.    Security and Issuer.

(a) Name of Issuer: BIT Mining Limited.

(b)           Address of Issuer’s Principal Executive Offices: 428 South Seiberling Street, Akron, OH, 44306.

Explanatory Note

This Schedule 13G (this “Schedule 13G”) relates to the Class A Ordinary Shares of BIT Mining Limited, as traded under BTCM on the New York Stock Exchange (the “Issuer”). Tsinghua Unigroup International Co., Ltd. (“TUI Co.”) and others previously filed a Schedule 13D (the “Original Schedule 13D”) with the Securities and Exchange Commission (the “SEC”) on July 10, 2015, as amended 20 times, most recently on July 18, 2022 (together with the Original Schedule 13D, the “Schedule 13D”) related to the shares owned by TUI Co. Effective November 16, 2022 TUI Co. was put into liquidation by order of the Eastern Caribbean Supreme Court (the “Order”). In accordance with that Order Roy Bailey of Ernst & Young Ltd. and So Kit Yee Anita of Ernst & Young Transactions Limited (jointly, the “Liquidators”) were appointed as joint liquidators over TUI Co. The Liquidators were authorized to, among other things, carry on the business of TUI Co. so far as may be necessary for its beneficial liquidation and to sell or otherwise dispose of its property. As of November 22, 2022 the Liquidators controlled the 683,677 shares of Class A Ordinary Shares owned by TUI Co. and as of September 22, 2023 that number has been decreased to 0 shares. The Reporting Person does not hold more than 20% of the outstanding Class A Ordinary Shares. As of November 22, 2022 and the date of filing of this Schedule 13G, the Reporting Person does not hold the securities with the purpose or effect of changing or influencing control of the Issuer. As such, this Schedule 13G is deemed to amend the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Schedule 13G shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

Item 2.    Identity and Background.

(a)           Name of Person Filing:

Tsinghua Unigroup International Co., Ltd., (in Liquidation)

(b)           Address of Principal Business Office or, if none, Residence:

Tsinghua Unigroup International Co., Ltd., (in Liquidation) a business company in liquidation with limited liability incorporated under the laws of the British Virgin Islands. c/o Ernst & Young Ltd., 4th Floor Ritter House, Road Town, Tortola, British Virgin Islands VG1110.

(c)           Citizenship:

Tsinghua Unigroup International Co., Ltd. (in Liquidation) is a business company with limited liability formed under the laws of the British Virgin Islands.

(d)           Title and Class of Securities

Class A Ordinary Shares

(e)           CUSIP Number: 338829R100

Item 3.    If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable

Item 4.    Ownership

As of November 22, 2022 for each reporting person:

(a)           Amount beneficially owned: 683,677

(b)           Percent of class: 0.06%

(c)           Number of shares as to which such person has:

(i)           Sole power to vote or direct the vote. 0

CUSIP No. 338829R100	13G	Page 4 of 5 Pages

(ii)           Shared power to vote or direct the vote: 683,677

(iii)          Sole power to dispose or to direct the disposition: 0

(iv)          Shared power to dispose or to direct the disposition: 683,677

As of September 22, 2023 for each reporting person “the “Current Holdings”:

(a) Amount beneficially owned: 0

(b) Percent of class: 0%

(c)           Number of shares as to which such person has:

(i)           Sole power to vote or direct the vote: 0

(ii)          Shared power to vote or direct the vote 0

(iii)         Sole power to dispose or to direct the disposition: 0

(iv)         Shared power to dispose or to direct the disposition: 0

For more information on the Current Holdings, see the responses to attached corresponding cover pages.

Item 5.    Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.    Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.    Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8.    Identification and Classification of Members of the Group:

Not Applicable.

Item 9.    Notice of Dissolution of Group:

Not Applicable.

Item 10. Certification

Not Applicable.

CUSIP No. 338829R100	13G	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

September 22, 2023

Tsinghua Unigroup International Co., Ltd.
By:	/s/ Roy Bailey
	Name:	Roy Bailey
	Title:	Joint Liquidator, acting as agent of TUI Co. only and without personal liability